Public
Amend

16002106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 21, 2016 Estimated average burden hours per response . . .12.00

SEC Mail Processing Section
APR 10 2016
Washington DC
409

Annual Audited Report
Form X-17A-5
Part III
/A

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8-17668

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

LPL Financial LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 State Street
(No. and Street)

(City)	(State)	(Zip Code)
Boston	MA	02109

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Poe **858-909-7562**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

(Address)	City	State	Zip Code
655 W Broadway, Suite 700	San Diego	CA	92101

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Matthew J. Audette, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LPL Financial LLC (the "Company") as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Loose Certificate Attached

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Schedule I: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Schedule II: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Schedule III: Computation for Determination of PAB Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(j)	Schedule IV: Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(k)	Schedule V: Statement of Changes in Liabilities Subordinated to Claims of General Creditiors Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(l)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (included in items (g) and (h)).
( )	(m)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(n)	An Oath or Affirmation.
(x)	(o)	Copy of the SIPC Supplemental Report. (Filed Separately)
(x)	(p)	A Report Describing the Existence of Internal Control over Compliance with Financial Responsibility Rules and the Broker-Dealer's Compliance with the Financial Responsibility Rules (the "Compliance Report") and Report of Independent Registered Public Accounting Firm thereon. (Filed Separately)

Deloitte.

LPL Financial LLC

(SEC I.D. No. 8-17668)

Financial Statements and Supplemental Schedules for the year ended December 31, 2015, and Report of Independent Registered Public Accounting Firm

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, have been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 15 day of March, 2016, by Matthew J. Audette ______________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

AMY M. LLEDO
Commission # 2101316
Notary Public - California
San Diego County
My Comm. Expires Mar 25, 2019

(Seal)

Signature Amy M. Lledo

Deloitte.

Deloitte & Touche LLP
Suite 700
655 W Broadway
San Diego, CA 92101-8590
USA

Tel: +1 619 232 6500
Fax: +1 619 237 6802
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LPL Financial LLC
Boston, Massachusetts

We have audited the accompanying financial statements of LPL Financial LLC (the "Company") (an indirect wholly owned subsidiary of LPL Financial Holdings Inc.) which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of LPL Financial LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2016

LPL FINANCIAL LLC
Statement of Income
Year Ended December 31, 2015
(in thousands)

REVENUES:	
Commission	$ 1,920,822
Advisory	1,343,661
Asset-based	493,208
Transaction and fee	383,351
Interest income, net of interest expense of $92	20,274
Intercompany services	8,048
Other	33,277
Total net revenues	4,202,641
EXPENSES:	
Commission and advisory	2,819,079
Compensation and benefits	432,720
Promotional	138,927
Depreciation and amortization	54,646
Amortization of intangible assets	7,095
Professional services	59,676
Occupancy and equipment	80,060
Brokerage, clearing, and exchange	54,520
Communications and data processing	46,602
Restructuring charges	10,117
Intercompany services	15,044
Other	118,147
Total expenses	3,836,633
INCOME BEFORE PROVISION FOR INCOME TAXES	366,008
PROVISION FOR INCOME TAXES	146,486
NET INCOME	$ 219,522

See notes to financial statements.

LPL FINANCIAL LLC
Statement of Financial Condition
December 31, 2015
(in thousands)

ASSETS		
Cash and cash equivalents	$	275,374
Cash and securities segregated under federal and other regulations		671,339
Restricted cash		1,750
Receivables from:		
Clients, net		339,056
Product sponsors, broker-dealers, and clearing organizations		161,025
Advisor loans, net		148,978
Others, net		142,681
Securities owned, trading — at fair value		11,853
Securities borrowed		6,001
Fixed assets, net		114,527
Goodwill		84,216
Intangible assets, net		65,301
Due from affiliates		871
Other assets		74,651
Total assets	$	2,097,623
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Drafts payable	$	188,865
Payables to clients		747,421
Payables to broker-dealers and clearing organizations		48,032
Accrued commission and advisory expenses payable		128,508
Accounts payable and accrued liabilities		151,870
Due to affiliates		12,808
Securities sold, but not yet purchased — at fair value		268
Unearned revenue		65,259
Total liabilities		1,343,031
COMMITMENTS AND CONTINGENCIES (Notes 11 and 16)		
MEMBER'S EQUITY		754,592
Total liabilities and member's equity	$	2,097,623

See notes to financial statements.

LPL FINANCIAL LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2015
(in thousands)

BALANCE — December 31, 2014	$	728,577
Net income		219,522
Share-based compensation		29,033
Excess tax benefits from share-based compensation		2,460
Distributions to parent		(225,000)
BALANCE — December 31, 2015	$	754,592

See notes to financial statements.

LPL FINANCIAL LLC
Statement of Cash Flows
Year Ended December 31, 2015
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 219,522
Adjustments to reconcile net income to net cash provided by operating activities:	
Noncash items:	
Depreciation and amortization	54,646
Amortization of intangible assets	7,095
Loss on disposal of fixed assets	607
Share-based compensation	29,033
Excess tax benefits from share-based compensation	3,746
Provision for bad debts	2,317
Loan forgiveness	37,658
Other	(522)
Changes in operating assets and liabilities:	
Cash and securities segregated under federal and other regulations	(102,409)
Receivables from clients	26,115
Receivables from product sponsors, broker-dealers and clearing organizations	16,247
Advisor Loans	(28,653)
Receivables from others	(48,743)
Due from affiliates	4,061
Securities owned	818
Securities borrowed	(966)
Other assets	(741)
Drafts payable	9,006
Payables to clients	94,707
Payables to broker-dealers and clearing organizations	2,605
Accrued commission and advisory expenses payable	(16,857)
Accounts payable and accrued liabilities	(6,312)
Due to affiliates	(17,091)
Securities sold, but not yet purchased	(34)
Unearned revenue	1,333
Net cash provided by operating activities	287,188
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(51,439)
Proceeds from disposal of fixed assets	10
Deposits of restricted cash	(1,750)
Net cash used in investing activities	(53,179)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to parent	(225,000)
Excess tax benefits from share-based compensation	3,746
Net cash used in financing activities	(221,254)
NET INCREASE IN CASH AND CASH EQUIVALENTS	12,755
CASH AND CASH EQUIVALENTS — Beginning of year	262,619
CASH AND CASH EQUIVALENTS — End of year	$ 275,374
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid	$ 87
Income taxes paid to parent	$ 143,104
NONCASH DISCLOSURES:	
Capital expenditures included in accounts payable and accrued liabilities	$ 9,215

See notes to financial statements.

LPL FINANCIAL LLC
NOTES TO FINANCIAL STATEMENTS

1. Organization and Description of the Company

LPL Financial LLC ("LPL Financial" or the "Company") provides an integrated platform of brokerage and investment advisory services to independent financial advisors and financial advisors at financial institutions (collectively "advisors") in the United States of America. Through its custody and clearing platform, using both proprietary and third-party technology, the Company provides access to diversified financial products and services enabling its advisors to offer independent financial advice and brokerage services to retail investors (their "clients"). LPL Financial is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Financial Holdings Inc. ("LPLFH"), a Delaware holding corporation.

LPL Financial is a clearing broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940 with primary offices in Boston, Charlotte, and San Diego. The Company is registered as an introducing broker-dealer with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). LPL Financial introduces commodities and futures products to ADM Investor Services Inc. ("ADM"), and all commodities accounts and related positions are held by ADM. LPL Financial is regulated by the CFTC and NFA.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, share-based compensation, accruals for liabilities, income taxes, revenue and expense accruals, and other matters that affect the financial statements and related disclosures. Actual results could differ materially from those estimates under different assumptions or conditions and the difference may be material to the financial statements. The Company has evaluated subsequent events up to and including the date these financial statements were issued.

In the statement of income, the Company reclassified amortization of intangibles costs out of Depreciation and Amortization expense. In the statement of financial condition the Company reclassified receivables from advisor loans out of Receivables from Other Receivables.

Revenue Recognition

Substantially all of the Company's revenues are based on contractual arrangements. In determining the appropriate recognition of commissions, the Company reviews the terms and conditions of the brokerage account agreements between the Company and its advisors' clients, representative agreements with its advisors, which include payout rates and terms, and selling agreements with product sponsors for packaged investment products such as mutual funds, annuities, insurance, and alternative investments. In determining the appropriate recognition of advisory revenues, the Company reviews the terms and conditions of the advisory agreements between the advisors' clients and the applicable registered investment advisor ("RIA"), representative agreements with its advisors, and agreements with third parties who provide specific investment management or investment strategies.

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectability is reasonably assured. Payments received by the Company in advance of the performance of service are deferred and recognized as revenue when earned.

Management considers the nature of the Company's contractual arrangements in determining whether to recognize certain types of revenue on the basis of the gross amount billed or net amount retained after payments are made to providers of certain services related to the product or service offering.

The main factors the Company uses to determine whether to record revenue on a gross or net basis are whether:

- the Company is primarily responsible for the service to the advisor and their client;
- the Company has discretion in establishing fees paid by the client and fees due to the third-party service provider; and

- the Company is involved in the determination of product or service specifications.

When client fees include a portion of charges that are paid to another party and the Company is primarily responsible for providing the service to the client, revenue is recognized on a gross basis in an amount equal to the fee paid by the client. The cost of revenues recognized is the amount due to the other party and is recorded as commission and advisory expense in the statement of income.

In instances in which another party is primarily responsible for providing the service to the client, revenue is recognized in the net amount retained by the Company. The portion of the fees that are collected from the client by the Company and remitted to the other party are considered pass through amounts and accordingly are not a component of revenues or cost of revenues.

The Company recognizes revenue related to commissions, advisory fees, asset-based fees, transaction and fees, and interest income, net of interest expense, as further described below.

Commission Revenues

Commission revenue represents commissions generated by the Company's advisors for their clients' purchases and sales of securities on exchanges and over the counter, as well as purchases of various investment products such as mutual funds, variable and fixed annuities, alternative investments including non-traded real estate investment trusts and business development companies, fixed income, insurance, group annuities, and option and commodity transactions. The Company generates two types of commission revenues: transaction-based sales commissions that occur at the point of sale, as well as trailing commissions for which the Company provides ongoing support, awareness, and education to clients of their advisors.

Transaction-based sales commissions are recognized as revenue on a trade-date basis, which is when the Company's performance obligations in generating the commissions have been substantially completed. The Company settles a significant volume of transactions that are initiated directly between its advisors and product sponsors, particularly with regard to mutual fund, 529 education savings plan, fixed and variable annuity, and insurance products. As a result, management must estimate a portion of its transaction-based sales commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based primarily on the amount of commissions earned from transactions in these products in prior periods.

Trailing commission revenues include mutual fund, 529 education savings plan, and fixed and variable product trailing fees, which are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trailing commission revenues are generally paid in arrears, management estimates the majority of trailing commission revenues earned during each period. These estimates are based on a number of factors, including market levels and the amount of trailing commission revenues received in prior periods. Commission revenue accruals are classified within receivables from product sponsors, broker-dealers, and clearing organizations in the statement of financial condition.

A substantial portion of the commission revenue is ultimately paid to the advisors. The Company records an estimate for commissions payable based upon average payout ratios for each product for which the Company has accrued commission revenue. Such amounts are classified as accrued commission and advisory expense payable in the statement of financial condition and commission and advisory expense in the statements of income.

Advisory Revenues

The Company records fees charged to clients as advisory revenue in advisory accounts where the Company is the RIA. A substantial portion of these advisory fees are paid to the related advisor and these payments are classified as commission and advisory expense in the statement of income.

Certain advisors conduct their advisory business through separate entities by establishing their own RIA firm pursuant to the Advisers Act or through their respective states' investment advisory licensing rules, rather than using the Company's corporate RIA platform. These stand-alone entities, or Hybrid RIAs, engage the Company for clearing, regulatory, and custody services, as well as access to the Company's investment advisory platforms. The advisory revenue generated by these Hybrid RIAs is earned by the advisors, and accordingly not included in the Company's advisory revenues.

The Company charges separate fees to Hybrid RIAs for technology, custody, compliance-related, administrative, and clearing services, primarily based on the value of assets within these advisory accounts, which are classified as advisory revenues in the statements of income.

Asset-Based Revenues

Asset-based revenues are comprised of fees from cash sweep programs, financial product manufacturer sponsorship programs, and omnibus processing and networking services and are recognized ratably over the period in which services are provided.

Transaction and Fee Revenues

The Company charges fees for executing certain transactions in client accounts. Transaction related charges are recognized on a trade-date basis. Other fees relate to services provided and other account charges generally outlined in agreements with clients, advisors, and financial institutions. Such fees are recognized as services are performed or as earned, as applicable. In addition, the Company offers various services for which fees are charged on a subscription basis and recognized over the subscription period.

Intercompany Services

The Company receives or pays fees related to an intercompany service agreement with affiliates that are subsidiaries of LPLH. When the right of offset exists, the Company settles these transactions on a net basis.

Interest Income, Net of Interest Expense

The Company earns interest income from its cash equivalents and client margin balances, less interest expense on related transactions. Because interest expense incurred in connection with cash equivalents and client margin balances is completely offset by revenue on related transactions, the Company considers such interest to be an operating expense. Interest expense from operations was approximately $0.1 million for the year ended December 31, 2015.

Compensation and Benefits

The Company records compensation and benefits expense for all cash and deferred compensation, benefits, and related taxes as earned by its employees. Compensation and benefits expense also includes fees earned by temporary employees and contractors who perform similar services to those performed by the Company's employees, primarily software development and project management activities.

Share-Based Compensation

Certain employees, officers, directors, advisors, and financial institutions of the Company participate in various long-term incentive plans of LPLFH that provide for granting stock options, warrants, restricted stock awards, and restricted stock units. Stock options and warrants generally vest in equal increments over a three- to five-year period and expire on the tenth anniversary following the date of grant. Restricted stock awards and restricted stock units generally vest over a two- to four-year period.

The Company recognizes share-based compensation for equity awards granted to employees, officers, and directors as compensation and benefits expense on the statement of income. The fair value of stock options is estimated using a Black-Scholes valuation model on the date of grant. The fair value of restricted stock awards and restricted stock units is equal to the market price of LPLFH's stock on the date of grant. Share-based compensation is recognized over the requisite service period of the individual awards, which generally equals the vesting period.

The Company recognizes share-based compensation for equity awards granted to advisors and financial institutions as commissions and advisory expense on the statement of income. The fair value of stock options is estimated using a Black-Scholes valuation model on the date of grant and is revalued at each reporting period. The fair value of restricted stock units is equal to the market price of LPLFH's stock on the date of grant and remeasured on the last day of each reporting period. Share-based compensation is recognized over the requisite service period of the individual awards, which generally equals the vesting period.

The Company must also make assumptions regarding the number of stock options, warrants, restricted stock awards, and restricted stock units that will be forfeited. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions do not impact the total amount of expense

ultimately recognized over the vesting period. Rather, different forfeiture assumptions would only impact the timing of expense recognition over the vesting period.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and cash equivalents are composed of interest and noninterest-bearing deposits, money market funds, and U.S. government obligations.

Cash and Securities Segregated Under Federal and Other Regulations

As a broker-dealer carrying client accounts, the Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients in accordance with Rule 15c3-3 of the Security Exchange Act of 1934, as amended, and other regulations. Held within this account is approximately $100,000 for the proprietary accounts of introducing brokers.

Restricted Cash

Restricted cash represents escrow deposits.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

Receivables from and Payables to Clients

Receivables from clients include amounts due on cash and margin transactions. The Company extends credit to its advisors' clients to finance their purchases of securities on margin and receives income from interest charged on such extensions of credit. Payables to clients represent credit balances in client accounts arising from deposits of funds, proceeds from sales of securities, and dividend and interest payments received on securities held in client accounts. At December 31, 2015, $747.4 million of the balance represents free credit balances that are held pending re-investment by the clients. The Company pays interest on certain client payable balances.

To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the client or the client's financial advisor and the Company's historical experience in collecting on such transactions.

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts due from clients for the year ended December 31, 2015 (in thousands):

Beginning Balance — January 1	$	1,245
Provision for bad debts		219
Ending Balance — December 31	$	1,464

Advisor Loans

The Company periodically extends credit to its advisors in the form of recruiting loans, commission advances, and other loans. The decisions to extend credit to advisors are generally based on the advisor's credit history and their ability to generate future commissions. Certain loans made in connection with recruiting are forgivable over terms ranging from three to eight years provided that the advisor remains licensed through LPL Financial. At December 31, 2015, $94.5 million of the advisor loan balance was forgivable. Management maintains an allowance for doubtful amounts using an aging analysis that takes into account the advisor's registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced. The allowance for doubtful accounts was $0.7 million as of December 31, 2015.

Receivables from Others

Receivables from others primarily consist of accrued fees from product sponsors and amounts due from advisors. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts due from others for the year ended December 31, 2015 (in thousands):

Beginning Balance — January 1	$	8,325
Provision for bad debts		2,098
Charge-offs, net of recoveries		(621)
Ending Balance — December 31	$	9,802

Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased include trading securities, which are carried at fair value. The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices, and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At December 31, 2015, the Company did not adjust prices received from the independent third-party pricing services.

Interest income is accrued as earned. Premiums and discounts are amortized using a method that approximates the effective yield method over the term of the security and are recorded as an adjustment to the investment yield. The Company makes estimates about the fair value of investments and the timing for recognizing losses based on market conditions and other factors. If these estimates change, the Company may recognize additional losses. Both unrealized and realized gains and losses on trading securities are recognized in other revenue on a net basis in the statement of income.

Securities Borrowed

The Company borrows securities from other broker-dealers to make deliveries or to facilitate customer short sales. Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. As of December 31, 2015, the contract and collateral market value of borrowed securities was $6.0 million and $5.8 million, respectively.

Fixed Assets

Internally developed software, computers and software, leasehold improvements, and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets. The Company charges software development costs to operations as incurred during the preliminary project stage, while capitalizing costs at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The Company does not capitalize pilot projects or projects where it believes that the future economic benefits are less than probable. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Computers and software, as well as furniture and equipment, are depreciated over a period of three to seven years.

Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of fixed assets occurred for the year ended December 31, 2015.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets are not amortized; however, intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 to 20 years.

Goodwill is tested annually for impairment in the fourth fiscal quarter and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment, a two-step approach is applied. First, the Company compares the estimated fair value of the reporting unit in which the goodwill resides to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of goodwill to its carrying value. No impairment of goodwill occurred for the year ended December 31, 2015.

Long-lived assets, such as intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. No impairment of long-lived assets occurred for the year ended December 31, 2015.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If a reasonable range of loss is estimable and some amount within that range of loss appears to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

The Company records legal accruals and related insurance recoveries on a gross basis. Defense costs are expensed as incurred and classified as other expenses within the statement of income.

Income Taxes

In preparing the financial statements, the Company estimates income tax expense based on the various jurisdictions where it conducts business. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes could have a material impact on the Company's statement of income, financial condition, or cash flows in the period or periods in which they occur.

As a single member limited liability corporation, the Company is considered similar to a corporate division and recognizes an allocation of income taxes in its financial statements because it has an income tax allocation agreement (the "Tax Agreement") with LPLH and LPLFH and is included in the consolidated federal and certain state income tax returns filed by LPLFH. In accordance with the terms of the Tax Agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company discloses on its financial statements, less the amount of certain income tax benefits that are excluded from the calculation of the total provision for income taxes in accordance with GAAP. Since the Tax Agreement calls for a cash settlement based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

The Company recognizes the tax effects of a position in the financial statements only if it is more-likely-than-not to be sustained based solely on its technical merits, otherwise no benefits of the position are recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of

a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Recently Issued Accounting Pronouncements

In August 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-14, *Revenue From Contracts with Customers* (Topic 606), *Deferral of the Effective Date*, which defers the effective date of ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) to January 1, 2018 for the Company, with early adoption permitted as of January 1, 2017. The new guidance requires either a retrospective or a modified retrospective approach to adoption. The Company is currently evaluating the available transition methods and the potential impact on its financial statements and related disclosures.

3. Restructuring

Service Value Commitment Initiative

In February 2013, the Company committed to an expansion of its Service Value Commitment initiative (the "Program"), an ongoing effort to position the Company's people, processes, and technology for sustainable long-term growth while improving the service experience of its advisors and delivering efficiencies in its operating model. The Program was completed in 2015.

The following table summarizes the balance of accrued expenses and the changes in the accrued amounts for the Program as of and for the year ended December 31, 2015 (in thousands):

	Accrued Balance at December 31, 2014	Costs Incurred	Payments	Accrued Balance at December 31, 2015	Cumulative Costs Incurred to Date
Outsourcing and other related costs	$ —	$ 1,012	$ (1,133)	$ (121)	$ 22,026
Technology transformation costs	4,458	403	(4,778)	83	30,318
Employee severance obligations and other related costs	1,321	2,241	(2,981)	581	10,145
Asset impairments	—			—	842
Total	$ 5,779	$ 3,656	$ (8,892)	$ 543	$ 63,331

4. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

There were no transfers of assets or liabilities between fair value measurement classifications during the year ended December 31, 2015.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2015, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Securities Owned and Securities Sold, But Not Yet Purchased — The Company's trading securities consist of house account model portfolios for the purpose of benchmarking the performance of its fee-based advisory platforms and temporary positions resulting from the processing of client transactions. Examples of these securities include money market funds, U.S. treasury obligations, mutual funds, certificates of deposit, and traded equity and debt securities.

Other Assets — The Company's other assets primarily consist of deferred compensation plan assets that are invested in money market and other mutual funds, which are actively traded and valued based on quoted market prices.

Accounts Payable and Accrued Liabilities — The Company's accounts payable and accrued liabilities include contingent consideration liabilities that are measured using Level 3 inputs.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2015 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned — trading:				
Money market funds	$ 261	$ —	$ —	$ 261
Mutual funds	7,124	—	—	7,124
Equity securities	57	—	—	57
Debt securities	—	103	—	103
U.S. treasury obligations	4,308	—	—	4,308
Total securities owned — trading	11,750	103	—	11,853
Other assets	2,369	833	—	3,202
Total assets at fair value	$ 14,119	$ 936	$ —	$ 15,055
Liabilities				
Securities sold, but not yet purchased:				
Mutual funds	$ 1	$ —	$ —	$ 1
Equity securities	267	—	—	267
Debt securities	—	—	—	—
Total securities sold, but not yet purchased	268	—	—	268
Accounts payable and accrued liabilities	—	—	527	527
Total liabilities at fair value	$ 268	$ —	$ 527	$ 795

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, for example, when evidence of impairment exists.

5. Receivables from Product Sponsors, Broker-Dealers, and Clearing Organizations and Payables to Broker-Dealers and Clearing Organizations

At December 31, 2015, receivables from product sponsors, broker-dealers, and clearing organizations and payables to broker-dealers and clearing organizations were as follows (in thousands):

Receivables:		
Commissions receivable from product sponsors and others	$	115,400
Receivables from clearing organizations		35,990
Receivables from broker-dealers		4,534
Securities failed-to-deliver		5,101
Total receivables	$	161,025
Payables:		
Payables to clearing organizations	$	17,046
Payables to broker-dealers		27,455
Securities failed-to-receive		3,531
Total payables	$	48,032

6. Fixed Assets

The components of fixed assets at December 31, 2015 were as follows (in thousands):

Internally developed software	$	175,638
Computers and software		106,321
Leasehold improvements		24,829
Furniture and equipment		7,835
Total fixed assets		314,623
Accumulated depreciation and amortization		(200,096)
Fixed assets, net	$	114,527

Depreciation and amortization expense for fixed assets was $54.6 million for the year ended December 31, 2015.

7. Intangible Assets

At December 31, 2015, intangible assets was as follows (dollars in thousands):

	Weighted Average Life Remaining (in years)		Gross Carrying Amount		Accumulated Amortization		Net Carrying Value
Advisor relationships	10.9	$	60,232	$	(21,768)	$	38,464
Product sponsor relationships	10.9		31,087		(11,919)		19,168
Client relationships	9.1		12,736		(5,067)		7,669
Total		$	104,055	$	(38,754)	$	65,301

Total amortization expense of intangible assets was approximately $7.1 million for the year ended December 31, 2015. Future amortization expense is estimated as follows (in thousands):

2016	$	6,969
2017		6,602
2018		6,347
2019		6,334
2020		5,989
Thereafter		33,060
Total	$	65,301

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were as follows at December 31, 2015 (in thousands):

Accrued compensation	$	60,194
Accounts payable		13,146
Deferred rent		2,052
Advisor deferred compensation plan liability		861
Other accrued liabilities		75,617
Total accounts payable and accrued liabilities	$	151,870

9. Income Taxes

For the year ended December 31, 2015, the provision for income taxes was as follows (in thousands):

Current provision:		
Federal	$	125,982
State		20,504
Total current provision	$	146,486

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2015 is set forth below:

Federal statutory income tax rate	35.0%
State income taxes, net of federal benefit	3.6
Other	1.4
Effective income tax rate	40.0%

Under the terms of the Tax Agreement, the income taxes will be settled with LPLH.

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance — January 1, 2015	$	3,710
Increase related to current year tax positions		3,715
Decrease related to transfers to LPLH		(3,710)
Balance — December 31, 2015	$	3,715

Gross unrecognized tax benefits of $3.7 million were transferred to LPLH during 2015 in accordance with the provisions of the Tax Agreement. The Company has additional gross unrecognized tax benefits of $3.7 million as of December 31, 2015, which has been included in due from affiliates, net of any related tax benefit, in the statement of financial condition. The Company records gross unrecognized tax adjustments through its income tax provision and settles with LPLH for cash in the period in which the activity is realized. Under the terms of the Tax Agreement,

no additional payments will be made between the Company and LPLH for the affects of future recognition of unrecognized tax benefits to be settled with LPLH. As a result, unrecognized tax benefits will have no effect on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2015, the liability for unrecognized tax benefits included penalties of $0.7 million. Tax expense for the year ended December 31, 2015 includes penalties of $0.7 million. The tax years of 2007 to 2015 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the Tax Agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

10. Debt

The Company maintains three uncommitted lines of credit. Two of the lines have an unspecified limit and are primarily dependent on the Company's ability to provide sufficient collateral. The third line has a $200.0 million limit and allows for both collateralized and uncollateralized borrowings. During the year ended December 31, 2015, the Company drew $55.0 million on one of the lines of credit, which was outstanding for one day at an interest rate of 1.50%. The lines were not otherwise utilized in 2015. In addition, LPLH provides the Company access to a credit facility. There were no funds drawn under this credit facility at December 31, 2015.

11. Commitments and Contingencies

Leases

The Company leases certain office space and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases. Total rental expense for all operating leases was $24.6 million in 2015.

Service Contracts

The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings.

Future minimum payments under leases, lease commitments, service contracts, and other contractual obligations with initial terms greater than one year as of December 31, 2015 were as follows (in thousands):

2016	$	37,211
2017		28,071
2018		27,776
2019		9,641
2020		3,805
Thereafter		4,340
Total(1)	$	110,844

(1) Includes a long-term contractual obligation with a third-party service provider to enhance the quality, speed, and cost of processes that support the Company by outsourcing certain functions. The table above includes the minimum payments due over the duration of the contract. The contractual obligation may be canceled, subject to a termination penalty that is approximately equal to the initial annual minimum payment, and which termination penalty steps down ratably through the passage of time. Future minimum payments have not been reduced by this termination penalty.

Guarantees

The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these

agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Loan Commitments

From time to time, the Company makes loans to its advisors, primarily to newly recruited advisors to assist in the transition process, which may be forgivable. Due to timing differences, the Company may make commitments to issue such loans prior to actually funding them. These commitments are generally contingent upon certain events occurring, including but not limited to the advisor joining the Company. The Company had no significant unfunded commitments at December 31, 2015.

Legal & Regulatory Matters

The Company is subject to extensive regulation and supervision by U.S. federal and state agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which can include fines and other remediation. Assessing the probability of a loss occurring and the amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its financial statements, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated, except as otherwise covered by third-party insurance or self-insurance liabilities through the Parent.

The Company maintains insurance coverage for certain legal proceedings, including those involving client claims. With respect to client claims, the estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies.

Other Commitments

As of December 31, 2015, the Company had received collateral, primarily in connection with client margin loans, with a market value of approximately $334.5 million, which it can repledge, loan, or sell. Of these securities, approximately $31.9 million were client-owned securities pledged to the Options Clearing Corporation as collateral to secure client obligations related to options positions. As of December 31, 2015, there were no restrictions that materially limited the Company's ability to repledge, loan, or sell the remaining $302.6 million of client collateral.

Trading securities on the statement of financial condition at December 31, 2015 include $4.3 million pledged to clearing organizations.

12. Share-Based Compensation

Stock Options and Warrants

The following table presents the weighted-average assumptions used in the Black-Scholes valuation model by the Company in calculating the fair value of stock options granted to its employees, officers, and directors during the year ended December 31, 2015:

Expected life (in years)		5.30
Expected stock price volatility		25.78%
Expected dividend yield		2.30%
Risk-free interest rate		1.58%
Fair value of options	$	8.81

The following table presents the weighted-average assumptions used during the year ended December 31, 2015 in the Black-Scholes valuation model by the Company in calculating the fair value of stock options granted to advisors and financial institutions on the date of grant and remeasured at each reporting period:

Expected life (in years)		5.25
Expected stock price volatility		25.91%
Expected dividend yield		2.35%
Risk-free interest rate		1.84%
Fair value of options	$	12.12

The Company recognized $14.4 million of share-based compensation related to the vesting of stock options awarded to employees, officers, and directors during the year ended December 31, 2015. As of December 31, 2015, total unrecognized compensation cost for these awards was $10.4 million, which is expected to be recognized over a weighted-average period of 1.61 years.

The Company recognized $3.4 million of share-based compensation related to the vesting of stock options and warrants awarded to its advisors and financial institutions during the year ended December 31, 2015. As of December 31, 2015, total unrecognized compensation cost for these awards was $3.5 million, which is expected to be recognized over a weighted-average period of 1.60 years.

Restricted Stock

The Company recognized $8.2 million of share-based compensation related to the vesting of restricted stock awards and restricted stock units awarded to its employees, officers, and directors during the year ended December 31, 2015. As of December 31, 2015, total unrecognized compensation cost for these awards was $11.2 million, which is expected to be recognized over a weighted-average remaining period of 1.90 years.

The Company began granting restricted stock units to its advisors and to financial institutions in the second quarter of 2014. The Company recognized share-based compensation of $2.5 million related to the vesting of these awards during the year ended December 31, 2015. As of December 31, 2015, total unrecognized compensation cost for these awards was $5.9 million, which is expected to be recognized over a weighted-average remaining period of 2.01 years.

13. Employee Benefit Plan

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan, and employees are eligible for matching contributions after completing one year of service. For 2015, employer contributions were made in an amount equal to 65% of the first 8% of an employee's designated deferral of their eligible compensation. The Company's total cost related to matching contributions to the 401(k) plan was $9.7 million for the year ended December 31, 2015, which is classified as compensation and benefits expense in the statement of income.

The Company participates in an employee stock purchase plan (the "ESPP"), sponsored by LPLFH, through which eligible employees are able to purchase common stock of LPLFH at a discount from the market price through

payroll deductions, subject to limitations. Eligible employees may elect to participate in the ESPP only during an open enrollment period. The offering period immediately follows the open enrollment window, upon which time ESPP contributions are withheld from the participant's regular paycheck. The ESPP provides for a 15% discount on the market value of LPLFH's stock at the lower of the grant date price (first day of the offering period) and the purchase date price (last day of the offering period).

14. Related-Party Transactions

In addition to transactions discussed elsewhere in the notes to the financial statements, the Company has a variety of relationships with LPLFH and its subsidiaries under which it earns revenues for services provided and incurs expenses for services received. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due from or due to affiliates.

The Company has an intercompany service agreement to provide various infrastructure and broker-dealer support services to affiliates that are subsidiaries of LPLFH. As part of the agreement, the Company also receives client support services. Revenues and expenses for such services are classified as intercompany services on the statement of income.

Included in the intercompany service agreement are other transactions that create additional intercompany balances. Intercompany activities for the year ended December 31, 2015 included $26.5 million of allocated occupancy cost, $10.9 million of allocated self-insurance costs included in other expenses, and $5.5 million of allocated bank contract costs recorded against asset-based revenues.

The Company also provides charitable contributions to the LPL Financial Foundation, an organization that provides volunteer and financial support within its local communities. During the year ended December 31, 2015 the Company donated $1.3 million to the LPL Financial Foundation, which is included in other expenses in the statement of income.

The Company has related party transactions with certain portfolio companies of TPG Capital, a 9.8% shareholder of LPLFH's common stock. During the year ended December 31, 2015 the Company recognized $0.6 million of revenue for services provided to certain of these portfolio companies and incurred expenses of $5.5 million for the services provided by certain of these portfolio companies. As of December 31, 2015 there were no receivables from and less than $0.2 million of payables to certain of these portfolio companies.

15. Net Capital and Regulatory Requirements

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company is a clearing broker-dealer and, as of December 31, 2015, had net capital of $104.0 million with a minimum net capital requirement of $6.6 million. As of December 31, 2015 LPL Financial has met all capital adequacy requirements to which it is subject.

16. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, the Company monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligation to the Company. Clients are required to complete their transactions on the settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. In addition, the Company occasionally enters into certain types of contracts to fulfill its sale of when, as, and if issued securities. When, as, and if issued securities have been authorized but are contingent upon the actual issuance of the security. The Company has established procedures to reduce this risk by generally requiring that clients deposit cash or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis that are recorded in the statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

******

SUPPLEMENTAL SCHEDULES

LPL FINANCIAL LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2015

(in thousands)

Total capital and allowable credits — total member's equity from statement of financial condition	$	754,592
Deductions and charges:		
Nonallowable assets included in the following statement of financial condition accounts:		
Receivables from clients, net		1,446
Receivables from product sponsors, broker-dealers, and clearing organizations		16,605
Other receivables		281,148
Due from affiliates		872
Fixed assets, net		114,527
Goodwill		84,216
Intangible assets, net		65,301
Other assets		82,571
Total nonallowable assets		646,686
Other deductions		2,780
Total deductions and charges		649,466
Net capital before charges on trading securities positions		105,126
Haircuts on securities positions		1,125
NET CAPITAL	$	104,001
Net capital required under the Securities Exchange Act (Alternative Method)	$	6,629
Excess net capital	$	97,372

Pursuant to Rule 17a-5(d)(4), there is no material difference between the above computation and that reported by the Company in the Part IIA (Unaudited) FOCUS report as of December 31, 2015, as filed on January 27, 2016.

SCHEDULE II

LPL FINANCIAL LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015
(in thousands)

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	928,597
Customers' securities failed-to-receive		12,025
Credit balances in firm accounts that are attributable to principal sales to customers		12,253
Market value of short security count differences over 7 business days old		1,242
Market value of short securities and credits in all suspense accounts over 7 business days		16,134
Other		30,169
Total credits		1,000,420
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts, and accounts doubtful of collection		240,294
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		5,495
Failed to deliver of customers' securities not older than 30 calendar days		1
Margin required and on deposit with the options clearing corporation for all option contracts written or purchased in customer accounts		30,169
AGGREGATE DEBIT ITEMS		275,959
Less 3% (for alternative method)		8,279
Total debits		267,680
RESERVE COMPUTATION — Excess of total credits over total debits	$	732,740
DEPOSIT IN RESERVE BANK ACCOUNT ON DECEMBER 31, 2015	$	671,239
ADDITIONAL DEPOSIT MADE ON JANUARY 5, 2016	$	90,500
DEPOSIT IN RESERVE BANK ACCOUNT ON JANUARY 5, 2016	$	761,739

SCHEDULE III

LPL FINANCIAL LLC

COMPUTATION FOR DETERMINATION OF PROPRIETARY ACCOUNTS OF BROKER-DEALERS (PAB) RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

CREDIT BALANCES:		
Free credit balances and other credit balances in PAB security accounts	$	128
Credit balances in firm accounts that are attributable to principal sales to PAB		5,586
Total credits		5,714
DEBIT BALANCES:		
Debit balances in PAB cash and margin accounts, excluding unsecured accounts, and accounts doubtful of collection		14,618
Total PAB debits		14,618
RESERVE COMPUTATION — Excess of total PAB debits over total PAB credits	$	8,904
DEPOSIT IN RESERVE BANK ACCOUNT	$	100,000

LPL FINANCIAL LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

There were no clients' fully paid and excess margin securities not in the Company's possession or control as of the report date.

There were no clients' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE V

LPL FINANCIAL LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015
(in thousands)

Balance, beginning of period	$ —
Increases	—
Decreases	—
Balance, end of period	$ —